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UA Operating Agreement
is amended and restated       1.   Candie's Sweet and UA agree to accelerate
with the following changes:        section 12 of the UA Operating Agreement.
                                   The "put" will be paid as follows:

                                   Common Stock:

                              o Candie's will issue to Sweet on the date of this Term Sheet 3,000,000 shares of Candie's common stock. Candie's will commit to file a registration of these shares within 60 days of the date of this Term Sheet. Sweet will agree to vote its block at the direction of Candie's Board.

                              o Candie's will fully indemnify Sweet for any harm resulting from inaccuracies, misstatements and omissions on the part of Candie's related to the registration of the shares. Candie's will commit to use its best efforts to maintain an effective registration until such time as Sweet has sold all of its shares.

                              o Sweet agrees not to sell any shares for 1 year from the date of this Term Sheet. In addition, Sweet agrees to retain at a minimum of 1 million shares until at least the beginning of the third year of the Management Agreement.

                              o             Customary representations and
                                            warranties will be provided by both
                                            parties, as applicable, about their
                                            respective financial statements,
                                            capitalization, accuracy of SEC
                                            filings, due authorization of the
                                            deal, enforceability, no-conflicts
                                            with material agreements, no adverse
                                            change in the business since the
                                            last SEC annual or quarterly report,
                                            etc.

                              o Candie's Board will provide Sweet with a Section 203 approval in connection with Sweet's investment so as not to trigger the restrictions of Section 203 (the Delaware Anti-Takeover Section).

                                   Preferred Stock: As soon as practicable
                                   following the date of this Term Sheet,
                                   Candie's will issue to Sweet $11.0 Million in preferred stock, redeemable in 10 years (the "Term"). The preferred stock will begin paying dividends on Feb 1, 2003 that will pay 8% per year over the Term. In addition, the following provisions shall apply to the preferred stock:

                              o The preferred stock will be senior to all other securities issued by Candie's ; however, it will be subordinate only to Candie's obligations to its primary lender.

                              o The preferred stock will contain provisions for the payment of dividends - with pay commencing Feb. 1, 2003. The dividend payments will be due quarterly, with the first payment due on May 1, 2003.

                              o Candie's shall warrant and represent that the terms of the preferred stock are not violative of any agreements that Candie's has with lenders and financial institutions.

                              o             The preferred stock will be
                                            mandatorily redeemable by Candie's
                                            at the end of the Term.

                              o The preferred stock shall contain other customary provisions.

                              2. Upon execution of the this Term Sheet, Candie's will be the sole member of UA and the license agreement between Candies and UA will be terminated.

                              3. Sweet is representing that the audited financial statements of UA for f/y/e/ January 31, 2002 are true and accurate and that there are no undisclosed material liabilities or off-balance sheet transactions, the disclosure of which would be required to present a true and accurate financial presentation of UA.

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Collateral Agreements         Supply Agreement: Candie's will cause
                              UA to renew the Supply Agreement with Azteca for a 3-year period commencing from the closing date. Azteca will extend 30-day payment terms under the Supply Agreement. Azteca will supply and source Candie's Jeans at agreed-upon beneficial terms, which shall be provided for by amending the Supply Agreement.

                              Distribution Agreement: Candie's will cause UA to renew the Distribution Agreement with Apparel Distribution Services ("ADS") for a 3-year period commencing from the closing date. ADS will agree to amend the Distribution Agreement to provide services to Candie's also, subject to the same terms as are provided to UA under the Distribution Agreement.

                              Management Agreement: Candie's will enter into a Management Agreement with Sweet or its designee that will provide for the operational and business management of UA. The Management Agreement will have a 3-year term. Payment of fees under the Management Agreement will be pursuant to a distribution of pre-tax profits as follows:

                                    Fiscal 2003: Net income (before calculation of the Management Fee) to the extent that it is less than or equal to 10% of net sales will go to Candie's. Any excess net income will be divided equally between Candie's and Sweet pursuant to the Management Agreement.

                                   For remainder of the 3-year Term:
                                   o   1)Net Income (as a percentage of net
                                       sales before calculation of the
                                       Management Fee) is less than 7%): The
                                       Management Fee shall be calculated as
                                       follows: (a)5/7ths to Candie's; (b) 1/7th to Sweet pursuant to the Management Agreement; (c) 1/7th allocated to advertising;
                                   o   2)Net Income (as a percentage of net
                                       sales before calculation of the
                                       Management Fee) is 7% but less than 10%):
                                       As per 1)above to the extent of net
                                       income up to 7% of net sales plus as to
                                       the excess: 1/3 to Candie's, 1/3 to Sweet pursuant to the Management Agreement and 1/3 allocated to advertising
                                   o   3)Net Income (as a percentage of net
                                       sales before calculation of the
                                       Management Fee) is greater than 10%): As per 2) above to the extent of net income up to 10% of net sales with any excess divided equally between Candie's and Sweet pursuant to the Management Agreement.

                              Unzipped will pay no royalties to Candie's after the date of this Term Sheet. Any royalties already paid during fiscal year 2002 shall be deducted from calculations determining pre-tax profits. In addition, there will be no corporate expenses or allocation to UA from Candie's or any other corporate entity. For purposes of determining the management fees payable under this agreement, all corporate expenses shall be deducted from the calculations that determine pre-tax profits.

                              UA and management will agree on methodology that streamlines the manner in which pre-tax profit is calculated. The methodology will include the manner in which markdowns on inventories will be calculated and reserves on accounts receivable are assessed. The methodology shall be in accordance with generally accepted accounting principles, but will be predetermined and set forth in the management agreement.

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                              Sweet shall assure that pre-tax profits will be no
                              less than $1.7million for each year of the 3-year term of the Management Agreement. Sweet will make up any shortfall from this total.

                              A warrant incentive plan will be put in place for the benefit of Sweet on terms agreeable to both parties.

                              The management of UA will report to the Candie's Board directly and will operate on plans and budgets pre-approved by the board. Any changes to the pre-approved plans must be approved by the board.

                              Mr. Hubert Guez will join the Candie's Board of Directors. Candie's will provide Mr. Guez with an indemnification agreement in customary form and reasonable D&O insurance.

                              On or before February 1, 2003, Candie's will pay Azteca for all receivables that are more than 30 days due, and will pay the Commercial Loan Note between UA and Azteca (totaling approx $7-10 million at any given time). Candie's will also release Hubert Guez and any of his, and Azteca's related parties and affiliates from any obligation, including obligations as a guarantor, with respect to the UA line of credit with Congressional Financial.

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This Term Sheet is intended to be a binding agreement by the parties.
Notwithstanding the foregoing, the parties will use their best efforts to negotiate and enter into more detailed written agreements documenting the above terms within 30-60 days.


DATE: 4/23/02


CANDIE'S, INC.                      MICHAEL CARUSO & CO., INC


By: /s/ Neil Cole                   By: /s/ Neil Cole


SWEET SPORTSWEAR, LLC

By:  /s/ Hubert Guez